Exhibit 22.1
List of Subsidiary Guarantors

The following subsidiary (the “Subsidiary Guarantor”) of EnLink Midstream, LLC, a Delaware limited liability company (the “Company”), has guaranteed on a full, irrevocable, unconditional, and absolute basis, the debt securities of the Company listed below. The Company owns all of the outstanding common units representing limited partnership interests in the Subsidiary Guarantor.

Subsidiary Guarantor

•EnLink Midstream Partners, LP, a Delaware limited partnership.

Debt Securities of the Company Guaranteed by the Subsidiary Guarantor

•5.375% Senior Notes due June 1, 2029
•5.625% Senior Notes due January 15, 2028
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